Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

February 15, 2012

VIA EDGAR

Laura L. Solomon

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	APP WD: Medley Capital, et al., File No. 812-13835

Dear Ms. Solomon:

On behalf of the applicants identified above, we request that the application in the above-referenced matter be withdrawn.

Thank you for your attention to this matter. Any questions regarding this request should be directed to the undersigned at (212) 468-8179.

Sincerely,

By	/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Daniele Marchesani, Branch Chief